Fidelity Treasury Only Money Market Fund's investment policy related to repurchase agreements has been modified as follows (old text is crossed out):

FMR normally invests at least 80% of the fund's assets in U.S. Treasury securities. ~~FMR reserves the right to enter into repurchase agreements for U.S. Treasury securities for the fund, although it does not anticipate doing so.~~ FMR also may enter into reverse repurchase agreements for the fund. FMR normally invests the fund's assets in securities whose interest is specifically exempt from state and local income taxes under federal law; such interest is not exempt from federal income tax.